Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

Overview

We are a clinical-stage pharmaceutical company focused on the development and commercialization of an emerging class of novel orally available small molecule drugs known as allosteric modulators. Allosteric modulators target a specific receptor or protein and alter the effect of the body’s own signaling molecules on their target through a novel mechanism of action. These innovative small molecule drug candidates offer several potential advantages over conventional non-allosteric molecules and may offer an improved therapeutic approach to existing drug treatments. To date, our research and development efforts have been primarily focused on building a portfolio of proprietary candidates based on our allosteric modulator development capability. The allosteric modulator principle has broad applicability across a wide range of biological targets and therapeutic areas, but our primary focus is on G-protein coupled receptors, or GPCR, targets implicated in neurological diseases, where we believe there is a clear medical need for new therapeutic approaches.

Using our allosteric modulator discovery capabilities, we have developed a pipeline of proprietary clinical and preclinical stage drug candidates. We or our partners are developing these clinical and preclinical stage proprietary drug candidates for diseases for which there are no approved therapies or where improved therapies are needed. These include levodopa induced dyskinesia associated with Parkinson’s disease, non-parkinsonian dystonia (including blepharospasm), epilepsy, substance use disorder (including alcohol use disorder), Charcot-Marie-Tooth type 1A neuropathy, or CMT1A, and other neurodegenerative diseases. Some of these indications are classified as rare diseases that may allow for orphan drug designation by regulatory agencies in major commercial markets, such as the United States, Europe and Japan. Orphan drug designation may entitle the recipient to benefits in the jurisdiction granting the designation, such as market exclusivity following approval and assistance in clinical trial design, a reduction in user fees or tax credits related to development expense.

We are developing our lead drug candidate, dipraglurant, as a metabotropic glutamate receptor subtype 5 negative allosteric modulator, or mGlu5 NAM, for the treatment of PD-LID. We are conducting a placebo-controlled Phase 2b/3 pivotal clinical trial of dipraglurant in PD-LID patients since June 2021. The clinical trial is expected to be conducted at approximately 50 sites in the United States and target enrollment of approximately 140 patients. We have received orphan drug designation from the United States Food and Drug Administration, or FDA, for dipraglurant in PD-LID and expect to report topline results in the first half of 2023. In parallel, we are developing an extended release formulation of dipraglurant as a novel orally available mGlu5 NAM for the treatment of blepharospasm. We are conducting an exploratory placebo-controlled Phase 2 clinical trial in blepharospasm patients using the current immediate release formulation of dipraglurant and expect to report topline results in the second quarter of 2022.

Our partnered drug candidate, ADX71149 is a novel orally active metabotropic glutamate receptor subtype 2 positive allosteric modulator, or mGlu2 PAM for the treatment of epilepsy. Our partner, Janssen Pharmaceuticals, Inc., or Janssen, a subsidiary of Johnson & Johnson is conducting a placebo-controlled Phase 2a proof of concept clinical trial of ADX71149 in epilepsy patients since June 2021. We expect to report topline results in the fourth quarter of 2022. Under our agreement with Janssen, Janssen is responsible for financing the development and commercialization, if any, of ADX71149.

We are also conducting a research program under our strategic partnership with Indivior PLC UK Limited, or Indivior, to discover novel orally available gamma-aminobutyric acid subtype B receptor positive allosteric modulators, or GABAB PAMs. We are currently in clinical candidate selection phase and expect IND enabling studies to be initiated in 2022. Under the terms of the agreement with Indivior, we have the right to select drug candidates for development in certain exclusive indications outside of substance use disorder. We plan to develop our selected drug candidate in CMT1A, an indication that has been clinically validated with baclofen, an orthosteric agonist of GABAB, and where we believe there is a significant unmet medical need and commercial opportunity.

In addition, we are conducting a number of early stage research programs including mGlu7 NAM, mGlu2 NAM, M4 PAM, mGlu4 PAM and mGlu3 PAM.

We were founded in May 2002 and completed our initial public offering of shares on the SIX Swiss Exchange in May 2007. On January 29, 2020, we listed American Depositary Shares (ADSs) representing our shares on the Nasdaq Stock Market following the United States Securities and Exchange Commission (SEC) having declared our registration statements on Forms F-1 and F-6 effective. Our operations to date have included organizing and staffing our company, raising capital, out-licensing rights to our research stage programs including our mGlu2 PAM and GABAB PAM programs and conducting preclinical studies and clinical trials.

To date, we have generated CHF 63.6 million of revenue from the sale of license rights and conducting funded research activities for certain of our research programs. We have historically financed our operations mainly through the sale of equity. Through March 31, 2022, we had raised an aggregate of CHF 344.9 million of gross proceeds from the sale of equity.

We have never been profitable and have incurred significant net losses in each period since our inception. Our net losses were CHF 5.8 million and CHF 2.6 million for the three-month periods ended March 31, 2022 and March 31, 2021, respectively. As of March 31, 2022, we had accumulated losses of CHF 334.9 million. We expect to continue to incur significant expenses and operating losses for the foreseeable future. We anticipate that our expenses will increase significantly in connection with our ongoing activities as we:

•	continue to invest in the research and development of our allosteric modulator discovery platform and pipeline, and specifically in connection with our Phase 2b/3 clinical trial of dipraglurant for the treatment of PD-LID and any additional clinical trials that we may conduct for product candidates;

•	hire additional research and development, and general and administrative personnel;

•	maintain, expand and protect our intellectual property portfolio;

•	identify and in-license or acquire additional product candidates; and

•	incur additional costs associated with operating as a public company in the United States.

We will need substantial additional funding to support our operating activities as we advance our research and product candidates through clinical development, seek regulatory approval and prepare for commercialization, if any of our product candidates are approved. Adequate funding may not be available to us on acceptable terms, or at all.

We have no manufacturing facilities, and all of our manufacturing activities are contracted out to third parties. Additionally, we currently utilize third-party clinical research organizations, or CROs, to carry out our clinical development and trials. We do not yet have a sales organization.

License Agreement with Indivior

In January 2018, we entered into an agreement with Indivior for the discovery, development and commercialization of novel GABAB PAM compounds for the treatment of addiction and other CNS diseases. This agreement included the selected clinical candidate, ADX71441. In addition, Indivior agreed to fund a research program at Addex to discover novel GABAB PAM compounds.

Indivior has sole responsibility, including funding liability, for development of selected compounds under the agreement through preclinical and clinical trials, as well as registration procedures and commercialization, if any, worldwide. Indivior has the right to design development programs for selected compounds under the agreement. Through our participation in a joint development committee, we review, in an advisory capacity, any development programs designed by Indivior. However, Indivior has authority over all aspects of the development of such selected compounds.

Under terms of the agreement, we have granted Indivior an exclusive license to use relevant patents and know-how in relation to the development and commercialization of product candidates selected by Indivior. Subject to agreed conditions, Addex and Indivior jointly own all intellectual property rights that are jointly developed, and Addex or Indivior individually own all intellectual property rights that Addex or Indivior develop individually. Addex has retained the right to select compounds from the research program for further development in areas outside the interest of Indivior including Charcot-Marie-Tooth type 1A neuropathy, or CMT1A. Under certain conditions, but subject to certain consequences, Indivior may terminate the agreement.

In January 2018, under terms of the agreement, we received a non-refundable upfront fee of $5.0 million for the right to use the clinical candidate, ADX71441, including all materials and know-how related to this clinical candidate. In addition, we are eligible for payments on successful achievement of pre-specified clinical, regulatory and commercial milestones totaling $330 million, and royalties on net sales of mid-single digits to low double-digits. On February 14, 2019, Indivior terminated the development of their selected compound, ADX71441.

Separately, Indivior funds research at Addex, based on a research plan to be mutually agreed between the parties, to discover novel GABAB PAM compounds. These future novel GABAB PAM compounds, if selected by Indivior, become licensed compounds. We agreed with Indivior to an initial research term of two years, that can be extended by twelve-month increments and a minimum annual funding of $2 million for the Addex R&D costs incurred. Following Indivior’s selection of one newly identified compound, Addex has the right to also select one additional newly identified compound. Addex is responsible for the funding of all development and commercialization costs of its selected compounds and Indivior has no rights to the Addex selected compounds. The initial two-year research term was expected to run from May 2018 to April 2020. In 2019, Indivior agreed an additional research funding of $1.6 million, for the research period. On October 30, 2020, the research term was extended until June 30, 2021 and Indivior agreed an additional research funding of $2.8 million. Effective May 1, 2021, the research term was extended until July 31, 2022 and Indivior agreed an additional research funding of CHF 3.7 million, of which CHF 2.1 million has been paid to the Group as of March 31, 2022, a remaining amount of CHF 0.6 million is expected to be received directly by the Group and CHF 1.0 million paid directly by Indivior to third party suppliers that are supporting the funded research program.

The contract contains two distinct material promises and performance obligations: (1) the selected compound ADX71441 which falls within the definition of a licensed compound, whose rights of use and benefits thereon was transferred in January 2018 and, (2) the research services to be conducted by Addex and funded by Indivior to discover novel GABAB PAM compounds for clinical development that may be discovered over the research term of the agreement and selected by Indivior.

License Agreement with Janssen

Under our agreement with Janssen Pharmaceuticals Inc. (formerly known as Ortho-McNeil-Janssen Pharmaceuticals Inc), or Janssen, we granted Janssen an exclusive license to use relevant patents and know-how in relation to the development and commercialization of product candidates selected by Janssen under the agreement and a non-exclusive worldwide license to conduct research on the collaboration compounds using relevant patents and know-how. Subject to certain conditions, we and they agreed to own, jointly, all intellectual property rights that we develop jointly and, individually, all intellectual property rights that either party develops individually. Under certain conditions, but subject to certain consequences, Janssen may terminate the agreement for any reason, subject to a 90-day notice period.

Janssen has sole responsibility, including funding liability, for development of selected compounds under the agreement through preclinical and clinical trials, as well as registration procedures and commercialization, if any, in the United States, Japan, the United Kingdom, Germany, France, Spain and Italy. Janssen has the right to design development programs for selected compounds under the agreement. Through our participation in a joint development committee, we review, in an advisory capacity, any development programs designed by Janssen. However, Janssen has authority over all aspects of the development of selected compounds and may develop or commercialize third-party compounds.

Janssen initiated a Phase 2a proof of concept clinical trial of ADX71149 in epilepsy patients in June 2021. We are eligible for a further EUR 109 million in success-based development and regulatory milestones and low double digit royalties on net sales.

Components of Results of Operations

Revenue

From the beginning of January 2017 through March 2022, we recognized CHF 15.6 million as revenue primarily under our license agreement with Indivior. We do not have approval to market or commercialize any of our product candidates, we have never generated revenue from the sale of products and we do not expect to generate any revenue from product sales for the foreseeable future. Prior to approval of a product candidate, we will seek to generate revenue from a combination of license fees, milestone payments in connection with collaborative or strategic relationships, royalties resulting from the licensing of our drug candidates and payments from sponsored research and development activities as well as grants from governmental and non-governmental organizations.

Revenue from collaborative arrangements comprises the fair value for the sale of products and services, net of value-added tax, rebates and discounts. Revenue from the rendering of services is recognized in the accounting period in which the services are rendered, by reference to completion of the specific transaction assessed on the basis of the actual service provided as a proportion of the total service to be provided. Revenue from collaborative arrangements may include the receipt of non-refundable license fees, milestone payments, and research and development payments. When we have continuing performance obligations under the terms of the arrangements, non-refundable fees and payments are recognized as revenue by reference to the completion of the performance obligation and the economic substance of the agreement.

Our revenue has varied, and we expect revenue to continue to vary, substantially from year to year, depending on the structure and timing of milestone events, as well as our development and commercialization strategies and those of our collaboration partners for our product candidates. We, therefore, believe that historical period to period comparisons are not meaningful and should not be relied upon as an indicator of our future revenue and performance potential.

Other Income

From the beginning of January 2017 through March 2022, we recognized CHF 1.7 million as other income including CHF 1.2 million relating to grants from The Michael J. Fox Foundation for Parkinson’s Research, or MJFF, relating to certain clinical activities related to dipraglurant development in Parkinson’s disease levodopa-induced dyskinesia, or PD-LID, and TrKB PAM discovery activities.

In 2019, we were funded by Eurostars/Innossuisse for CHF 0.5 million to support our mGlu7 NAM program of which CHF 0.4 million were received in October 2019. Over the three-year period ending March 31, 2022, the Group recognized CHF 0.5 million as income. As of December 31, 2021 and March 31, 2022, the Group recognized CHF 0.1 million as other receivables, expected to be received in the fourth quarter of 2022 in accordance with the grant conditions.

Grants are recognized at their fair value where there is reasonable assurance that the grant will be received and that we will comply with all associated conditions. Grants relating to costs are recognized as other income in the statement of comprehensive loss over the period necessary to match them with the costs that they are intended to compensate.

Operating Expenses

Research and Development Costs

From the beginning of January 2017 through March 2022, we incurred CHF 47.0 million in research and development costs. They consist mainly of direct research costs, which include: costs associated with the use of contract research organizations, or CROs, and consultants hired to assist on our research and development activities, personnel costs, share-based compensation for our employees and consultants, costs related to regulatory affairs and intellectual property, as well as depreciation for assets used in research and development activities.

We typically use our employee, consultant and infrastructure resources across our research and development programs. We track by program the directly attributable costs from CROs and consultants.

The following table provides a breakdown of our outsourced research and development costs that are directly attributable to the specified programs for the three-month periods ended March 31, 2022 and 2021:

	For the three months ended March 31,
	2022	2021
	(CHF in thousands)
Dipraglurant PD-LID	1,678	1,306
Dipraglurant blepharospasm	185	40
GABAB PAM	251	359
Other discovery programs	393	254
Total outsourced research and development costs	2,507	1,959

We expect our research and development costs will increase for the foreseeable future as we seek to advance the development of our programs. At this time, we cannot reasonably estimate or know the nature, timing and estimated costs of the efforts that will be necessary to complete the development of our product candidates. We are also unable to predict when, if ever, material net cash inflows will commence from sales of our product candidates.

This is due to the numerous risks and uncertainties associated with developing such product candidates, including:

•	uncertainty related to discovering clinical candidate;

•	uncertainty related to efficiently manufacturing and distributing drug products;

•	competitor intellectual property restraining our freedom to operate;

•	the number of patients and sites required for clinical trials;

•	the length of time required to enroll patients, run clinical trials and analyze results; and

•	the results of our clinical trials.

In addition, the probability of success for any of our product candidates will depend on numerous factors, including competition, manufacturing capabilities and commercial viability. A change in the outcome of any of these variables with respect to the development of any of our product candidates would significantly change the costs, timing and viability associated with the development of that product candidate.

General and Administrative Costs

General and administrative costs consist primarily of personnel costs, including salaries, benefits and share-based compensation cost for our employees as well as corporate facility costs not otherwise included in research and development expenses, legal fees related to corporate matters and fees for accounting and financial or tax consulting services.

We anticipate that our general and administrative costs will increase in the future to support continued research and development activities.

Finance Result, Net

Finance result, net consists mainly of currency exchange differences, interest expenses relating to lease liabilities, and to the negative interest rate on Swiss franc cash deposits, partially offset by positive interest income on USD bank deposits and short-term deposits.

Analysis of Results of Operations

The following table presents our consolidated results of operations for the three-month periods ended March 31, 2022 and 2021:

	For the three months ended March 31,
	2022	2021
	(CHF in thousands)
Revenue	237	844
Other income	7	78
Research and development costs	(3,766)	(2,748)
General and administrative costs	(2,241)	(1,322)
Operating loss	(5,763)	(3,148)
Finance income	-	529
Finance expense	(61)	(21)
Net loss	(5,824)	(2,640)

Three Months Ended March 31, 2022 Compared to Three Months Ended March 31, 2021

Revenue

The following table sets forth our revenue in the three-month periods ended March 31, 2022 and 2021:

	For the three months ended March 31,
	2022	2021
	(CHF in thousands)
Collaborative research funding	237	844
Total	237	844

Revenue decreased by CHF 0.6 million in the three-month period ended March 31, 2022 compared to the three-month period ended March 31, 2021 due to reduced amounts received under our research agreement with Indivior which are being recognized as related costs are incurred.

Other Income

The following table sets forth our other income in the three-month periods ended March 31, 2022 and 2021:

	For the three months ended March 31,
	2022	2021
	(CHF in thousands)
Research grants	-	73
Other service income	7	5
Total	7	78

Other income decreased by CHF 0.1 million in the three-month period ended March 31, 2022, compared to the three-month period ended March 31, 2021, because the Group has not recognized any income from the grant with Eurostars/Innosuisse during the three-month period ended March 31, 2022 in accordance with the grant conditions.

Research and Development Expenses

The following table sets forth our research and development expenses in the three-month periods ended March 31, 2022 and 2021:

	For the three months ended March 31,
	2022	2021
	(CHF in thousands)
Dipraglurant PD-LID	1,678	1,306
Dipraglurant blepharospasm	185	40
GABAB PAM	251	359
Other discovery programs	393	254
Subtotal outsourced R&D per program	2,507	1,959
Staff costs	943	450
Depreciation and amortization	69	70
Laboratory consumables	81	83
Patent maintenance and registration costs	75	79
Short-term leases	13	3
Other operating costs	78	104
Subtotal unallocated R&D expenses	1,259	789
Total	3,766	2,748

Research and development expenses increased by CHF 1.0 million in the three-month period ended March 31, 2022, compared to the three-month period ended March 31, 2021. This increase primarily relates to CHF 0.5 million of increased outsourced R&D costs related to our dipraglurant PD-LID program and dipraglurant blepharospasm program. During the same period, staff costs increased by CHF 0.5 million of which CHF 0.3 million relate to higher share-based compensation costs and CHF 0.2 million relate to additional staff.

General and Administrative Costs

The following table sets forth our general and administrative costs in the three-month periods ended March 31, 2022 and 2021:

	For the three months ended March 31,
	2022	2021
	(CHF in thousands)
Staff costs	1,250	440
Depreciation and amortization	18	19
Professional fees	458	286
Short-term leases	1	5
D&O Insurance	384	399
Other operating costs	130	173
Total	2,241	1,322

General and administrative costs increased by CHF 0.9 million in the three-month period ended March 31, 2022, compared to the three-month period ended March 31, 2021, primarily due to higher share-based compensation cost.

Finance Result, Net

	For the three months ended March 31,
	2022	2021
	(CHF in thousands)
Interest income	-	2
Interest cost	(16)	(14)
Interest expense on leases	(6)	(7)
Foreign exchange (loss) /gain, net	(39)	528
Total	(61)	508

Finance result, net decreased by CHF 0.6 million in the three-month period ended March 31, 2022 compared to the three-month period ended March 31, 2021 mainly due to currency exchange differences on U.S dollar cash deposits due to the strengthening of the Swiss franc.

Liquidity and Capital Resources

Since our inception through March 31, 2022, we have generated CHF 63.6 million of revenue and have incurred net losses and negative cash flows from our operations. We have funded our operations primarily through the sale of equity. From inception through March 31, 2022, we raised an aggregate of CHF 344.9 million of gross proceeds from the sale of equity. As of March 31, 2022, we had CHF 14.9 million in cash and cash equivalents.

Our primary uses of cash are to fund operating expenses, primarily research and development expenditures. Cash used to fund operating expenses is impacted by the timing of when we pay these expenses, as reflected in the changes in our outstanding accounts payable and accrued expenses. We currently have no ongoing material financing commitments, such as lines of credit or guarantees.

We expect our expenses to increase in connection with our ongoing activities, particularly as we continue to advance our portfolio of product candidates, initiate further clinical trials and seek marketing approval for our product candidates.

In addition, if we obtain marketing approval for any of our product candidates, we expect to incur significant commercialization expenses related to program sales, marketing, manufacturing and distribution to the extent that such sales, marketing and distribution are not the responsibility of potential collaborators. Accordingly, we will need to obtain substantial additional funding in connection with our continuing operations. If we are unable to raise capital when needed or on attractive terms, we would be forced to delay, reduce or eliminate our research and development programs or future commercialization efforts.

We expect our existing cash and cash equivalents will enable us to fund our operating expenses and capital expenditure requirements through the first half of 2023. We have based this estimate on assumptions that may prove to be wrong, and we could utilize our available capital resources sooner than we currently expect. Our future capital requirements will depend on many factors, including:

•	the scope, progress, results and costs of our ongoing and planned preclinical studies and clinical trials for dipraglurant PD-LID and dipraglurant blepharospasm programs;

•	the timing and amount of milestone and royalty payments we may receive under our license agreements;

•	the extent to which we in-license or acquire other product candidates and technologies;

•	the number and development requirements of other product candidates that we may pursue;

•	the costs, timing and outcome of regulatory review of our product candidates;

•	the duration and severity of the COVID-19 pandemic;

•	the costs associated with building out our Swiss and U.S. operations; and

•	the costs and timing of future commercialization activities, including drug manufacturing, marketing, sales and distribution, for any of our product candidates for which we receive marketing approval.

Identifying potential product candidates and conducting preclinical studies and clinical trials is a time-consuming, expensive and uncertain process that takes many years to complete, and we may never generate the necessary data or results required to obtain marketing approval and achieve product sales. In addition, our product candidates, if approved, may not achieve commercial success. Our revenue, if any, will be derived from sales of products that we do not expect to be commercially available for many years, if at all.

Until such time, if ever, as we can generate substantial product revenue, we may finance our cash needs through a combination of equity offerings, debt financings, collaborations, strategic alliances and licensing arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms of any additional securities may include liquidation or other preferences that adversely affect your rights as a shareholder. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends.

If we raise funds through additional collaborations, strategic alliances or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates or to grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves.

The following table shows a summary of our cash flows for the periods indicated:

	For the three months ended March 31,
	2022	2021
	(CHF in thousands)
Cash and cash equivalents at the beginning of the period	20,485	18,695
Net cash flows used in operating activities	(4,845)	(2,769)
Net cash flows used in investing activities	-	(3)
Net cash flows from/(used in) financing activities	(744)	8,792
Increase/(decrease) in cash and cash equivalents	(5,589)	6,020
Effect of the exchange rates	(8)	505
Cash and cash equivalents at the end of the period	14,888	25,220

Operating Activities

Net cash flows from or used in operating activities consist of the net loss adjusted for changes in working capital, and for non-cash items such as depreciation, the value of share-based services and changes in post-employment benefits.

During the three-month period ended March 31, 2022, operating activities used CHF 4.8 million of cash primarily due to our net loss of CHF 5.8 million adjusted for CHF 0.6 million of increased net working capital, partially offset by non-cash items for CHF 1.5 million that mainly relate to share-based compensation costs for CHF 1.4 million. The increase of the net working capital for CHF 0.6 million is primarily due to higher prepayments for CHF 0.7 million mainly relating to retirement benefits paid annually at the beginning of the year and current asset from the research agreement funded by Indivior for CHF 0.1 million partially offset by decreased payables and accrual for CHF 0.2 million.

During the three-month period ended March 31, 2021, operating activities used CHF 2.8 million of cash primarily due to our net loss of CHF 2.6 million adjusted for CHF 0.6 million of finance net income partially offset by non-cash items of CHF 0.1 million and a decreased net working capital of CHF 0.3 million mainly due to increased payables and accruals.

Investing Activities

Net cash used in investing activities consist primarily of investments in computer and laboratory equipment and security rental deposits related to laboratory and office space.

During the three-month period ended March 31, 2022, net cash used in investing activities was nil whilst during the three-month period ended March 31, 2021, it was close to nil and primarily related to investments in computers and laboratory equipment.

Financing Activities

Net cash flows from financing activities consists of proceeds from the sale of equity securities, whilst net cash flows used in financing activities primarily relate to the principal element of lease payments and associated interest expenses, interest expenses on Swiss francs cash deposits and capital increase costs.

During the three-month period ended March 31, 2022, net cash flows used in financing activities amounted to CHF 0.7 million of which CHF 0.5 million related to the costs associated with the offering executed on December 16, 2021, paid in Q1 2022 and CHF 0.2 million related to the costs for the issuance of 16,000,000 treasury shares on February 2, 2022.

During the three-month period ended March 31, 2021, net cash flows from financing activities amounted to CHF 8.8 million and consisted primarily of the net proceeds from the capital increase executed on January 8, 2021, for CHF 8.9 million which were partially offset by the principal element of lease payments and associated interest expense for CHF 0.1 million.

Off-Balance Sheet Arrangements

As of the date of the discussion and analysis and during the period presented, we did not have, and we do not currently have, any off-balance sheet arrangements, as defined in the rules and regulations of the U.S. Securities and Exchange Commission.

Critical Accounting Policies and Significant Judgments and Estimates

Our management’s discussion and analysis of our financial condition and results of operations is based on our consolidated interim financial statements, which we have prepared in accordance with International Accounting Standard 34 Interim Financial reporting as issued by the International Accounting Standards Board.

Recent Accounting Pronouncements

The adoption of IFRS standards as issued by the IASB and interpretations issued by the IFRS interpretations committee that are effective for the first time for the financial year beginning on or after January 1, 2022 had no material impact on our financial position or disclosures made in our condensed consolidated interim financial statements.

JOBS Act Transition Period

Subject to certain conditions, as an emerging growth company, we may rely on certain of these exemptions under the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, including without limitation, (1) providing an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act and (2) complying with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements, known as the auditor discussion and analysis. We will remain an emerging growth company until the earlier to occur of (1) the last day of the fiscal year (a) December 31, 2025 (b) in which we have total annual gross revenues of at least $1.07 billion or (c) in which we are deemed to be a “large accelerated filer” under the rules of the U.S. Securities and Exchange Commission, which means the market value of our common shares that is held by non-affiliates exceeds $700 million as of the prior June 30, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.